Exhibit 1

Group Member	Number of Shares and Class
W. Kent Taylor 6040 Dutchmans Lane, Suite 200 Louisville, KY 40205	6,101,879 Common Stock (See W. Kent Taylor cover page for additional information)

LD Holdings LLC c/o W. Kent Taylor 6040 Dutchmans Lane, Suite 200 Louisville, KY 40205 Kentucky limited liability company	59,998 Common Stock